A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888
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A-Power Receives Further Nasdaq Notice of Noncompliance

SHENYANG, China, October 3, 2011/PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or the “Company”), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that on September 28, 2011, it received an additional determination letter from the Staff of The Nasdaq Stock Market LLC (“Nasdaq”).

The Nasdaq Staff indicated in its letter that the Company’s failure, within a reasonable period of time, to provide the Staff with certain additional information requested in a letter to the Company dated September 9, 2011 in connection with the Staff’s ongoing inquiry regarding the continued listing of the Company’s securities on Nasdaq, provides an additional basis for delisting the Company’s common stock. The Staff’s additional determination is based upon the authority granted to Nasdaq under Listing Rule 5250(a).

The Company has been diligently working to provide the information requested by the Staff and, to that end, submitted the requested information on September 30, 2011.

As previously reported, the Nasdaq Staff issued a determination letter on September 1, 2011, stating that the continued listing of the Company’s common stock was no longer warranted pursuant to Listing Rule 5101 based upon certain circumstances surrounding the resignation of the Company’s independent auditor, MSCM LLP, as well as the circumstances surrounding the resignations of certain of the Company’s directors. In addition, the Staff determined that Company’s failure to timely file with the SEC the Form 20-F for the year ended December 31, 2010, as required by Listing Rule 5250(c), constituted a separate basis for delisting.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and or years; we may experience construction, manufacturing, and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this news release, except as required by law.

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email:  tmyers@ChristensenIR.com

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com